

December 7, 2017

Kathleen Gunja Nelson
Vice President
American Century Investments
4500 Main Street
Kansas City, Missouri 64111

Re: American Century ETF Trust (the "Trust")
File Nos. 333-221045; 811-23305

Dear Ms. Nelson:

We have reviewed the registration statement on Form N-1A filed October 20, 2017, with the Commission on behalf of the above-referenced registrant. The filing was made for the purpose of registering shares of American Century STOXX® U.S. Quality Value ETF and American Century Diversified Corporate Bond ETF (each a "Fund" and collectively the "Funds"), under the Securities Act of 1933 and the Investment Company Act of 1940 (the "1940 Act"). Our comments are set forth below. Please consider a comment made with respect to one section of the registration statement applicable to similar disclosure elsewhere in the registration statement.

Prospectus

General

1. We note that the filing is incomplete. We will have additional comments on pre-effective amendments to the registration statement, disclosures made in response to this letter, information you supply to us, and/or exhibits added in any pre-effective amendments.

American Century STOXX® U.S. Quality Value ETF

2. In your cover letter you indicate the Trust has filed an application for exemptive relief for operating an index based exchange-traded fund. When the relief is granted, please track its language in this registration statement wherever appropriate.

3. We have the following comments relating to the disclosure on page 2, in *Principal Investment Strategies*:

a. In the first line of this section, the disclosure states that "[u]nder normal market conditions, the fund invests at least 80% of its assets in the component securities of the underlying index." In compliance with the requirements of rule 35d-1 under the 1940 Act, at an appropriate place within the registration statement, please define "assets" as it used in the Fund's 80% test as being consistent with net assets, plus any borrowings for investment purposes. Alternatively, at an appropriate place within the registration statement, please disclose specifically that the Fund will invest 80% of its net assets, plus any borrowings for investment purposes, in the component securities of the underlying index.

b. In the first paragraph, the disclosure states "[t]he underlying index is designed to select securities of…companies that are determined (based on the underlying index methodology) to have *attractive* valuation and sustainable income [emphasis added]." In the second paragraph of this section, the disclosure states "the underlying index is constructed using a rules-based methodology that screens stocks based on measures of *quality*, earnings, valuation and income [emphasis added]." As the terms "attractive" and "quality" are subjective, please describe how these terms are defined within a rules-based methodology. Also, please describe how the Fund "screens" for each of the measures disclosed above.

In general, please provide a plain English description of the methodology of the underlying index, including: 1) the component selection criteria, explaining how index components are included/excluded; and 2) the index weighting methodology, explaining how components of an index are weighted (e.g., free float-adjusted capitalization-weighted, price-weighted, equal-weighted or fundamentally-weighted, etc.).

c. In the second paragraph, the disclosure states that "[t]he underlying index universe consists of the 1,000 largest, publicly traded U.S. equity securities, excluding certain securities." Does the Fund use a broader-based index as a basis for determining this universe? If so, consider disclosing this index. Please also disclose the number of component securities in the underlying index.

d. In the third paragraph, the disclosure states that "[u]nder the representative sampling technique, the portfolio managers will select securities that collectively have an investment profile similar to that of the underlying index, *including securities that resemble those included in the underlying index in terms of risk factors, performance attributes and other characteristics, such as market capitalization and industry* [emphasis added]." With regard to this disclosure, please clarify whether the Fund will invest in securities that are not components of the underlying index as substitutes for those securities. If the Fund will invest in substitute securities, please explain how these investments are consistent with the Fund's exemptive relief, which, as noticed, requires the Fund "to invest at least 80% of its assets…in Component Securities of its respective Underlying Index."

    e. In the penultimate paragraph on page 2, the disclosure states that "the Fund may use futures contracts to… simulate investments in the underlying index." Please confirm that futures are not included as assets counting towards the requirement that the Fund invest 80% of its assets in the component securities of the underlying index (*i.e.,* confirm that futures are included in the remaining 20% basket).

4. On page 3, in *Principal Risks, Derivative Risks*, please tailor this disclosure, and disclosure throughout the Prospectus, to the risks associated with the Fund's use of futures, as well as any other derivatives used as a principal investment strategy. In doing so, please review the adequacy of the disclosure concerning the Fund's use of derivatives and make appropriate revisions in light of the observations set forth in the letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (at http://www.sec.gov/divisions/investment/guidance/ici07010.pdf).

5. In *Principal Risks*, in addition to *Index-Related Risk*, please include disclosure describing management risk, as the Fund employs a sampling process rather than replicating the underlying index.

6. On page 3, in *Market Trading* (either here or in Item 9 disclosure), please disclose that the market price variance can be reflected as a spread between the prices quoted in the market for a bid or ask and indicate that when spreads widen, particularly in times of market stress, investors will pay more.

7. On page 7, in *Investment Adviser*, the disclosure states that "[a] discussion regarding the basis for the Board of Trustees' approval of the fund's investment advisory agreement with the advisor will be available in the fund's *initial annual or semiannual report to shareholders* [emphasis added]." In accordance with Item 10(a)(iii), please specify either annual or semi-annual and replace "initial" with the period covered by the relevant report.

8. On page 10, in *Calculation of NAV*, the disclosure indicates the valuation risks associated with securities traded in foreign markets, which may be traded on days the NYSE is not open and on days the Fund's NAV is not calculated. As the universe of securities the Fund will invest in are exclusively U.S. securities, please consider whether this risk disclosure is appropriate. If not, please delete.

9. On page 12, in *Service, Distribution and Administrative Fees*, the disclosure states that "[t]he Board of Trustees has adopted a 12b-1 plan that allows the fund to pay annual fees of 0.25% to the distributor for distribution and individual shareholder services." Please confirm supplementally that neither of the Funds will impose a 12b-1 fee for at least one year from the effective date of the registration statement. If a Fund anticipates charging a 12b-1 fee within the year following the effective date, please disclose so in a separate line item within the Fund's fee table.

American Century Diversified Corporate Bond ETF

10. We have the following comments relating to the disclosure on page 2, concerning the *Principal Investment Strategies* of this Fund:

   a. In the first paragraph, the disclosure states:

      [u]nder normal market conditions, the portfolio managers will invest at least 80% of the fund's net assets, plus any borrowings for investment purposes, in corporate debt securities *and investments*. Derivatives whose reference securities are corporate debt securities are considered by the fund to be corporate debt investments. [emphasis added]."

      Please confirm that for purposes of compliance with rule 35d-1 under the 1940 Act, the Fund will value derivatives included in its 80% test at market, and not notional, value.

      Also, do the corporate debt investments refer to any instruments in addition to derivatives? If so, please confirm that these investments have similar economic characteristics to corporate bonds.

   b. In the next paragraph, the disclosure states that the fund invests in "U.S. dollar denominated corporate debt securities issued by…foreign entities." Do these foreign entities include those from emerging markets? If so, disclose.

   c. In the third paragraph, the disclosure states the Fund may invest in credit default swap indexes. Please confirm that when acting as a seller of credit default swaps, the Fund will cover the transaction to the full notional value.

11. On page 3, in *Principal Risks, High-Yield Risk,* please disclose that investment in high yield securities is inherently speculative.

Statement of Additional Information

12. On page 18, in the second paragraph, the disclosure states that "[t]he fund may invest in cash and cash equivalents, including shares of affiliated money market funds, as well as in securities not included in the underlying index… ." As appropriate, consider including this disclosure in the Prospectus.

13. On page 18, in the third paragraph, the disclosure states that "the portfolio managers have broad powers to decide how to invest fund assets, including the power to hold the fund uninvested." Again, as appropriate, consider including this disclosure in the Prospectus.

14. Also in this paragraph, the disclosure states "the fund management team may invest the assets of the fund in varying amounts using other investment techniques." Please clarify this disclosure – what other investment techniques might be contemplated?

* * * * * * * *

Please respond to our comments in an amendment to the registration statement. Where no change will be made in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, we remind you that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

Karen Rossotto
Senior Counsel